SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 15, 2007

Commission File No. 0-28578

DASSAULT SYSTEMES S.A.

(Name of Registrant)

9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F

Form 20-F ☒                      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation

S-T Rule 101(b)(1):

Yes ☐                         No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation

S-T Rule 101(b)(7):

Yes ☐                       No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934:

Yes ☐                  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule

12g3-2(b): 82-___________

ENCLOSURES:

Dassault Systemes S.A. is furnishing under cover of Form 6-K a press release dated May 15, 2007, announcing the release of the new Abaqus Version 6.7 FEA software from SIMULIA, the company’s brand for realistic simulation.

Dassault Systèmes Announces New Release for Unified Finite Element Analysis from SIMULIA

Version 6.7 of Abaqus FEA Software Delivers Enhanced Performance, Innovative Functionality, and Expanded Application Coverage

Paris, France, and Providence, R.I., USA, May 15, 2007 - Dassault Systèmes (DS) (Nasdaq: DASTY; Euronext Paris: #13065, DSY.PA), a world leader in 3D and Product Lifecycle Management (PLM) solutions, announces the release of Abaqus Version 6.7, its technology-leading finite element analysis (FEA) software suite.

Abaqus Version 6.7 introduces a new architecture for high-performance linear dynamics, advanced capabilities for composites simulation and nonlinear materials modeling, a new intuitive and highly customizable user interface for accelerated model building and results visualization, and two new interfaces for bi-directional CAD associativity.

“SIMULIA is delivering several important enhancements to their Abaqus FEA software that we expect will greatly improve overall productivity at Scania,” stated Martin Edberg, head of chassis simulations, Scania CV AB. “We are particularly impressed with the new high-performance linear dynamics functionality in Abaqus Version 6.7.”

The new linear dynamics architecture in Abaqus is fully integrated with existing nonlinear capabilities, enabling engineers to share model data and results seamlessly across workgroups. With this release, SIMULIA is providing the industry’s only unified simulation environment for general purpose structural integrity, powertrain durability, noise and vibration behavior, crashworthiness, occupant safety, and tire-roadway interaction. In addition, the software’s distributed memory parallel direct solver technology leverages the latest advances in high-performance computing to deliver significant performance improvements in clustered environments.

“We have developed a unique collaborative relationship with our customers that provides us with a clear view on which technical developments are most valuable to their businesses,” said Bruce Engelmann, CTO for SIMULIA. “The new materials capabilities in Abaqus Version 6.7 were created in response to environmentally driven industry issues and are helping electronics manufacturers adopt lead-free solder and enabling aerospace manufactures to drive fuel efficiency through application of complex composite materials.”

“The new CAD Associative Interface for Abaqus/CAE allows engineers to be more productive while iterating from CAD to FEA,” said Jerome Montgomery of Siemens Power Generation. “Loads and boundary conditions are retained between design changes, and the updates are handled efficiently through an intelligent mechanism that is a real time-saver.”

Dassault Systèmes Announces New Release for Unified Finite Element Analysis from SIMULIA     2

“Abaqus usage and adoption continues to grow rapidly as companies evolve their methods to be more sophisticated with the goal of improved fidelity to physical behavior,” stated Steve Crowley, director of product management at SIMULIA. “Abaqus 6.7 is the most scalable and powerful finite element analysis solution available on the market today. We expect these enhancements to dramatically improve our customers’ business processes.”

With more than 100 major improvements, Abaqus Version 6.7 from SIMULIA continues to set the industry standard for realistic simulation through its technical excellence and product quality.

For more information visit: www.simulia.com/products/unified_fea.html.

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About SIMULIA

SIMULIA is the Dassault Systèmes brand that delivers a scalable portfolio of Realistic Simulation solutions including the Abaqus product suite for Unified Finite Element Analysis, multiphysics solutions for insight into challenging engineering problems, and lifecycle management solutions for managing simulation data, processes, and intellectual property. By building on established technology, respected quality, and superior customer service, SIMULIA makes realistic simulation an integral business practice that improves product performance, reduces physical prototypes, and drives innovation. Headquartered in Providence, RI, USA, with R&D centers in Providence and in Suresnes, France, SIMULIA provides sales, services, and support through a global network of over 30 regional offices and distributors. For more information, visit www.simulia.com.

About Dassault Systèmes

As a world leader in 3D and Product Lifecycle Management (PLM) solutions, Dassault Systèmes brings value to more than 100,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systèmes develops and markets PLM application software and services that support industrial processes and provide a 3D vision of the entire lifecycle of products from conception to maintenance. The Dassault Systèmes portfolio consists of CATIA for designing the virtual product - SolidWorks for 3D mechanical design - DELMIA for virtual production - SIMULIA for virtual testing and ENOVIA for global collaborative lifecycle management, including ENOVIA VPLM, ENOVIA MatrixOne and ENOVIA SmarTeam. Dassault Systèmes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. For more information, visit http://www.3ds.com

CATIA, DELMIA, ENOVIA, SIMULIA and SolidWorks are registered trademarks of Dassault Systèmes or its subsidiaries in the US and/or other countries.

Dassault Systèmes Press Contacts:

Derek Lane (Americas) +1(818) 673-2243 derek_lane@ds-us.com	Mikiko Igarashi (AP) +81-3-5442-4138 mikiko_igarashi@ds-jp.com	Virginie Blindenberg (EMEA) +33 1 65 84 54 15 virginie_blindenberg@ds-fr.com	Arnaud Malherbe (EMEA) +33 (0)1 55 49 87 73 arnaud_malherbe@ds-fr.com

SIMULIA Press Contacts:

Tim Webb Tel: +1(401)276-8105 tim.webb@simulia.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DASSAULT SYSTEMES S.A.

Date: May 15, 2007	By:	/s/ Thibault de Tersant
	Name:	Thibault de Tersant
	Title:	Executive Vice President, Finance and Administration